

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2020

Michael J. Sacks
Chief Executive Officer
GCM Grosvenor Inc.
900 North Michigan Avenue
Suite 1100
Chicago, IL 60611

> **Re: GCM Grosvenor Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 5, 2020**
> **Response dated October 5, 2020**
> **File No. 333-242297**

Dear Mr. Sacks:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2020 letter.

Response Dated October 5, 2020

General

1. Please make the following revisions or advise. Add GCM Investments GP LLC to the Organizational Chart on page 16. Add the unaffiliated third party investor with an interest in Mosaic to the Organizational Chart. Show in that chart or notes thereto why Lakeshore Investments GP, LLC is a related party, as noted on page F-48, including any voting and economic interest held in or by the entities shown on this page.

Amendment No. 2 to Registration Statement on Form S-4

General

2.   Please be advised that the Division of Investment Management continues to review the matter addressed in comment 13 of our letter dated September 3, 2020. All comments, including those issued by the Division of Investment Management, must be resolved prior to effectiveness.

Summary Term Sheet, page xii

3.   We note your response to our prior comment 1 and reissue in part. Please revise to additionally disclose the dollar amount of the aggregate value that the GCMH Equityholders will receive pursuant to the Transactions, including both cash and noncash.

What happens if a substantial number of public stockholders vote in factor of the Business Combination Proposal, page xix

4.   We note your response to comment 2 on page xix that 13,874,445 shares of CFAC Class A common stock may be redeemed "[b]ased on the Trust Account figures as of June 30, 2020" For clarity, please disclose here the maximum number of public shares that may be redeemed such that CFAC is able to satisfy the Minimum Available CFAC Cash Amount without requiring the GCMH Equityholders and affiliates either to raise the Additional Holder Equity Amount or to waive the requirement based upon the Trust Account figures as of September 15, 2020. In this regard, we note your disclosure that in September 2020 stockholders holding 6,592,942 shares of CFAC Class A common stock exercised their redemption rights, reducing the amount in the Trust Account by $68.4 million.

Questions and Answers About the Proposals For CFAC Stockholders, page xxiv

5.   We note your response to our prior comment 3 and reissue in part. Additionally state the percentage economic and voting interest in the limited partnership represented by the 7.3% limited partnership interest that H&F is selling. State here the aggregate value of consideration that holders of CFAC common stock will receive for their shares pursuant to the Transactions. State the percentage voting and economic interest, direct and indirect, in GCMH that the CFAC public stockholders will receive in return.

Certain Relationships and Related Person Transactions
GCM Grosvenor, page 258

6.   Please file the related person agreements with Mr. Malkin disclosed in this section as exhibits to your registration statement or tell us why you believe this is not necessary.

You may contact Michael Volley at 202-551-3437 or John Nolan, Senior Advisor, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance